

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 23, 2008

Via U.S. Mail

Mr. Daniel Ng
Chief Executive Officer
China Digital Media Corporation
2505-06, 25/F, Stelux House
698 Prince Edward Road East
Kowloon, Hong Kong

      **Re: China Digital Media Corporation
              Item 4.02 Form 8-K
              Filed March 27, 2008
              File No. 000-30212**

Dear Mr. Ng:

      We have reviewed your supplemental response letter filed on April 11, 2008 as well as your filing and have the following additional comment.

1.   We note your response to comment 1. We also note the disclosures of the impact of the restatements on your 2007 quarterly results within MD&A (on page 15) of your 2007 Form 10-KSB. In light of the significance of your restatements to your quarterly results of operations, we believe that you should restate your quarterly financial statements within your Forms 10-QSB. Please revise.

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   Please respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

       Sincerely,

       Robert S. Littlepage, Jr.
       Accounting Branch Chief